UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the fiscal year ended December 31, 2002.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the transition period from __________ to __________.


                          Commission file number 1-3122

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              The Ogden 401(k) Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

THE OGDEN 401(K) PLAN

Independent Auditors' Report

Financial Statements
As of December 31, 2002 and 2001
and for the Year Ended December 31, 2002
Supplemental Schedule
December 31, 2002

THE OGDEN 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    December 31, 2002 and 2001                                               2

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2002                                             3

  Notes to Financial Statements                                             4-9

SUPPLEMENTAL SCHEDULE -

  Form 5500, Schedule H, Part IV, Line 4 (i) - Schedule of Assets
    (Held at End of Year) December 31, 2002                                 10

INDEPENDENT AUDITORS' REPORT


The Ogden 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Ogden 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey

June 27, 2003

THE OGDEN 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
----------------------------------------------------------------------------


                                                         2002          2001

ASSETS -
  Investments (Note 3)                           $ 34,035,570  $ 51,135,230
                                                 ------------- -------------

  Receivables:
    Employer contributions                                231        39,925
    Participant contributions                           1,038        36,035
                                                 ------------- -------------

           Total receivables                            1,269        75,960
                                                 ------------- -------------

NET ASSETS AVAILABLE FOR BENEFITS                $ 34,036,839  $ 51,211,190
                                                 ============= =============


See notes to financial statements.

THE OGDEN 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to -
    Interest and dividends                                         $    193,440

  Contributions:
    Participant                                                         739,927
    Employer                                                            379,162
                                                                   -------------

           Total additions                                            1,312,529
                                                                   -------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments (Note 3)           (5,003,078)
    Benefits paid to participants                                    (8,819,965)
    Administrative expenses                                             (36,367)
    Net transfer to other plans (Note 1)                             (4,627,470)
                                                                   -------------

           Total deductions                                         (18,486,880)
                                                                   -------------

NET DECREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                            (17,174,351)

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                                  51,211,190
                                                                   -------------

  END OF YEAR                                                      $ 34,036,839
                                                                   =============


See notes to financial statements.

THE OGDEN 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following is a brief description of The Ogden 401(k) Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

    General Information - Ogden Services Corporation (the "Company"), a wholly-owned subsidiary of Covanta Energy Corporation ("Covanta") is the Plan's sponsor. The Plan is an employee savings plan providing for both employer and participants contributions with a safe harbour 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The Plan was established as the Ogden Food Service Corporation Savings and Security Plan by Ogden Food Service Corporation on January 1, 1982. Effective January 1, 1996, the Company changed the Plan's name from the Ogden Profit Sharing Plan to The Ogden 401(k) Plan. The Plan was amended and restated effective January 1, 1991 to conform with the Tax Reform Act of 1986.

    Effective January 1, 1999, the Plan was amended as a result of several administrative and plan design changes. The Company determined that it would be in the best interest of Ogden Resource Recovery Support Services, Inc. and ADT Global Services, Inc. (collectively, "Prior Participating Companies"), and their employees, to establish separate defined contribution plans. Effective January 1, 1999, the Plan assets of the Prior Participating Companies were transferred from the Plan to the Resource Recovery 401(k) Plan and ADT Global Services 401(k) Plan, respectively.

    On March 21, 2003 the Plan was merged into the Covanta Energy Savings Plan.

    On April 1, 2002, Covanta and 123 of its domestic subsidiaries, which include the Company, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Since April 1, 2002, thirty-one additional subsidiaries of Covanta filed for reorganization under Chapter 11 of the Bankruptcy Code. In addition, four subsidiaries, which had filed petitions on April 1, 2002, have been sold as part of the bankruptcy proceeding. It is possible that additional subsidiaries will file petitions for reorganization under Chapter 11 and be included as part of Covanta's plan of reorganization.

    Covanta and these subsidiaries, (collectively the "Debtors"), are currently operating their businesses as debtors in possession pursuant to the Bankruptcy Code. The Debtors dependence upon, among other things, confirmation of a plan of reorganization, their ability to comply with, and if necessary renew the terms of the Debtor in Possession Credit Facility, and their ability to generate sufficient cash flows from operations, asset sales and financing arrangements to meet their obligations, raise substantial doubt about their ability to continue as going concerns. The Debtors' Debtor in Possession Credit Facility includes provisions enabling Covanta and its subsidiaries, including the Company, to obtain funding for making employer matching contributions to the Plan.

    As a result of publicly disclosed information concerning Covanta and uncertainty of future rules and regulations which may apply to the Plan's investment in Covanta's common stock, the Investment Committee determined that it was in the best interest of the Plan and its participants to discontinue the Covanta Stock Fund as an investment option under the Plan effective March 18, 2002. Additionally, the Plan was amended to discontinue the Company matching contributions in the form of Covanta common stock and to allow Plan participants to maintain their investment in the Covanta Stock Fund or, at their discretion, redirect their investment to another investment fund offered under the Plan. On May 16, 2002, the Securities and Exchange Commission granted the application of the New York Stock Exchange, Inc. (the "NYSE") for removal of Covanta's common stock from listing and registration on the NYSE. The removal of such stock became effective at the opening of the trading session on May 17, 2002.

    On various dates in 2002, the Company sold certain subsidiaries. Some of the participants in the Plan were employees who became participants of other plans sponsored by these subsidiaries. Amounts transferred to these unrelated plans amounted to $4,627,470.

    Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of the Company and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan, and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

    Participation - Full-time and part-time employees of participating companies who are not covered under a collective bargaining agreement with a recognized union and have attained age 21 are eligible to participate in the Plan on the first day of the calendar month following the date he/she has completed 12 months of employment and 1,000 hours of service.

    Contributions - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. The maximum annual compensation that can be applied to the 401(k) deferral for 2002 is $200,000. For 2002 and 2001, participant pre-tax contributions could not exceed $11,000 and $10,500, respectively, in accordance with Internal Revenue Service ("IRS") regulations. The Company matches 100 percent up to the first 3% of a participant's annual compensation and 50% up to the next 2% of a participant's annual compensation which is deferred into the Plan.

    A participant's elective contributions and Company contributions are invested, at the direction of the participant.

    If a participant does not direct the investment of his or her account, he or she is deemed to have an elected investment in the Government Securities Fund.

    Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of 50% of the vested balance or $50,000, less the highest of any outstanding loan balance in the previous 12 months, even if repaid. Loans cannot exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of one year and a maximum of five years or sixty months (10-year maximum on loans for a primary residence). Participants were prohibited from borrowing funds accumulated in the Covanta Stock Fund (Note 8). The maximum number of loans outstanding at one time for an employee is two. The interest rate charged is The Wall Street Journal's prime rate plus 1%. Loans to participants, which comprise the Loan Fund, are reported at cost, which approximates fair value.

    Vesting - Employees eligible to participate in the Plan become 100 percent vested in Company contributions made on or after January 1, 1999. Matching contributions contributed on behalf of the participants for payroll dates December 31, 1998 and earlier will be fully vested after five years of service.

    Participant contributions are immediately 100 percent vested.

    Retirement Dates - A participant's normal retirement date is the participant's 65th birthday. A participant may elect early retirement at age 55 with 10 years of credited service.

    Form of Benefits - Benefits are paid in one lump sum following a participant's retirement or termination of service. Any account with a balance of less than $5,000 following a participant's termination of service will be automatically distributed. If a participant terminates employment on or after his or her retirement date or by reason of death or disability, such participant's account will become 100% vested.

    Distribution from the Plan Because of Hardship - Withdrawals are permitted if a participant establishes, to the satisfaction of the Administrative Committee, a financial need for funds for which there is no other money available such as: (i) to purchase a primary residence, (ii) to pay uninsured medical expenses for the participant or his or her immediate family, (iii) to prevent mortgage foreclosure on, or eviction from their primary residence, or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

    Forfeitures - Forfeitures arising under the Plan during the year are first used to reduce employer contributions for the year and then used to pay administrative expenses of the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America.

    Investment Funds - Plan assets are held by American Express Trust Company (the "Trustee").

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds and the collective trust ("American Express Equity Index Fund II") are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding principal balance due for loans taken from individual accounts, which approximates fair value. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

    Amounts for securities that have no quoted market prices represent estimated fair value. The approximate value of the Covanta Stock Fund is the quoted market price of Covanta's stock.

    The American Express Trust Income Fund II which invests in benefit-responsive investments is valued at contract value (cost plus accrued interest), which approximates fair value.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

    Risks and Uncertainties - The Plan provides for various investment options (Note 3). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

    Expenses - Administrative expenses of the Plan, are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

3.  INVESTMENTS

    The following is a summary of the Plan's investments held by the Trustee at December 31, 2002 and 2001 that represented 5% or more of the Plan's net assets:

                                                          2002           2001

      Investments at fair value:
        *AXP Growth Fund                             $ 4,364,576    $ 7,905,144
        *American Express Equity Index Fund II         5,653,361     10,575,176
        *AXP Mutual Fund Balanced Portfolio            1,939,283      3,198,526
        *AET U.S. Government Securities Fund II        3,885,034      5,029,366
        *American Express Trust Income Fund II        15,538,175     18,544,875

        *Permitted party-in-interest


    During 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $5,003,078 as follows:

        *American Express Equity Index Fund II                     $ (2,031,331)
        *AXP New Dimensions Fund                                       (346,865)
        *AXP Mutual Fund Balanced Portfolio                            (513,664)
        *AXP Growth Fund                                             (1,712,331)
        *American Express Trust Income Fund II                          797,844
        *Covanta Stock Fund                                          (1,044,110)
          Templeton Foreign Fund                                       (152,621)
                                                                   -------------

                                                                   $ (5,003,078)
                                                                   =============

        *Permitted party-in-interest


4.  INVESTMENT CONTRACTS

    The American Express Trust Income Fund II primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. All investments contracts in the American Express Trust Fund II are fully benefit-responsive and are record at their fair values. Generally, fair value approximates contract value contributions made plus interest accrued at the contract rates less withdrawals and fees. If however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with contract terms, fair value may be less the contract value. The crediting interest rates at December 31, 2002 for the various investment contracts ranged from 1.53% to 7.78%.

5.  NON-PARTICIPANT DIRECTED INVESTMENTS

    Information about the net assets at December 31, 2002 and 2001 and significant components of the changes in net assets relating to the non-participant directed investments for the year ended December 31, 2002 are as follows:

                                                            2002          2001

     Net assets:
       Covanta Stock Fund                                $   1,894   $   502,762
                                                         ==========  ===========

     Change in net assets:
       Contributions                                     $  33,394
       Loan repayment                                          428
       Net realized and unrealized depreciation of assets (526,717)
       Benefits paid to participants                        (4,332)
       Administrative expenses                                 (37)
       Transfers to participant-directed investments        (3,604)
                                                         ----------

       Net change                                        $(500,868)
                                                         ==========

6.  PLAN TERMINATION

    On November 21, 2002, the Administrative Committee approved the merger of the Plan into the Covanta Energy Savings Plan.

    On March 21, 2003 the Plan was merged into the Covanta Energy Savings Plan. In order to effect this merger, the Trustee of the Plan transferred all assets of the Trust to the Trustee of the Covanta Energy Savings Plan. Notwithstanding any other provision of the Plan to the contrary, each Participant shall be entitled to the benefits and protections provided by
    Section 16 "Amendment or Termination of the Plan and the Trust" of the Plan.

7.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter dated June 14, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). In March 2002, the Plan Administrator has applied for, but not yet received an IRS determination on the Plan. However, the plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.  PARTY-IN-INTEREST TRANSACTIONS

    The Covanta Stock Fund invested in Covanta common stock which was traded on the New York Stock Exchange (the "Exchange") for 2001 and the first quarter of 2002, and on the National Quotation Bureau's Pink Sheets for the last three quarters of 2002.

    The Plan invests in certain mutual funds managed by the Trustee.

    Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

    These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory administrative exemptions from the Code's and ERISA's rules on prohibited transactions.



                                   * * * * * *


THE OGDEN 401(k) PLAN                                                                   EIN  13-3058273
                                                                                         Plan No.  0001
FORM 5500, SCHEDULE H, PART IV, LINE 4 (i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------

                                                        Description        Number
                                                            of               of                             Market
                      Identity of Issue                 Investment      Shares/Units           Cost         Value

General Investments:
  *Covanta Stock Fund                                  Common Stock          299,537                    $      3,594
  *AET U.S. Government Securities Fund II              Money Market        3,885,035                       3,885,034
  *American Express Equity Index Fund II               Collective Trust      228,502       $ 8,056,767     5,653,361
  *Loan Fund                                           Loans**                   N/A                         242,461
  *American Express Trust Income Fund II               GIC                   676,794                      15,538,175
                                                                                                        -------------

Total General Investments                                                                                 25,322,625
                                                                                                        -------------

Regulated Investment Companies:
  *AXP Growth Fund                                     Mutual Fund           212,595                       4,364,576
  *AXP Mutual Fund Balanced Portfolio                  Mutual Fund           249,265                       1,939,283
  *AXP New Dimensions Fund                             Mutual Fund            52,640                       1,014,376
    Templeton Foreign Fund                             Mutual Fund           167,835                       1,394,710
                                                                                                        -------------

Total Regulated Investment Companies                                                                       8,712,945
                                                                                                        -------------

TOTAL                                                                                                   $ 34,035,570
                                                                                                        =============


*   Permitted party-in-interest

** Notes receivable from participants (with interest rates from 5.75% to 10.5%; maturity from 2002 to 2012)

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer The Ogden 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    The Ogden 401(k) Plan


Date:   June 27, 2003               By: /s/ Stephen M. Gansler
        -------------------------   --------------------------------------------
                                    Stephen M. Gansler
                                    Plan Administrator

                                  EXHIBIT INDEX


Exhibit Number     Description of Exhibit
--------------     ----------------------

23.1               Consent of Independent Auditors
99.0               Certification pursuant to Section 906 of the Sarbanes-Oxley
                   Act of 2002